Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 3
DATED JANUARY 11, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments", and "Plan of Distribution" sections of our prospectus. This Supplement No. 3 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No 2 dated January 4, 2005, Supplement No. 1 dated December 29, 2004, and prospectus dated December 21, 2004, and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Hobby Lobby, Concord, North Carolina

On January 10, 2005, we purchased a newly constructed freestanding retail center leased to Hobby Lobby on a long term lease, containing 60,000 gross leasable square feet. The center is located at I-85 and Dale Earnhart in Concord, North Carolina.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $5,500,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $92 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Hobby Lobby, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Hobby Lobby	60,000	100	7.00	10/04	09/24

For federal income tax purposes, the depreciable basis in this property will be approximately $4,125,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Midtown Center, Milwaukee, Wisconsin

On January 10, 2005, we purchased an existing shopping center known as Midtown Center, containing 319,108 gross leasable square feet including an 11-acre parcel of land for future development. The center is located at North 60th Street and Capital Drive in Milwaukee, Wisconsin.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $53,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $166 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Wal-Mart and Pick 'N Save, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Wal-Mart	157,793	49	9.04	08/02	09/22

Pick 'N Save	53,460	17	7.80	10/02	12/22

For federal income tax purposes, the depreciable basis in this property will be approximately $39,750,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Midtown Center commenced with one tenant's space built in 1986 and 1987 and the shopping center was then expanded during 2002 through 2004. As of January 1, 2005, this property was 98% occupied, with a total 312,504 square feet leased to 24 tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

City Sports	3,565	08/07	68,078	19.10
Lady City Sports	2,183	08/07	41,687	19.10
Golden Ark Jewelers	1,031	08/07	19,680	19.09
Bridgestone/Firestone	8,100	01/08	46,200	5.70
Milwaukee Police (Substation)	1,250	01/08	N/A	N/A
Cousins Subs	1,710	04/08	29,925	17.50
Liberty Tax Service	1,177	04/08	21,822	18.54
Rainbow Apparel	4,891	01/09	90,679	18.54
Consolidated Vision	3,320	03/09	59,744	18.00
Payless Shoesource	2,922	08/09	46,752	16.00
Foot Locker	4,725	01/12	118,125	25.00
Kid's Foot Locker	3,150	01/12	78,750	25.00
Rainbow Womens	10,000	01/13	150,000	15.00
T-Mobile	1,705	03/13	31,542	18.50
Starbucks	1,500	09/13	64,350	42.90
Concordia University	6,635	05/14	79,620	12.00
GameStop	2,112	07/14	46,464	22.00
A.J. Wright	25,001	11/14	248,000	9.92
Ashley Stewart	3,800	11/14	68,400	18.00
Culvers	4,991	11/18	75,000	15.03
Applebee's	5,162	03/19	118,003	22.86
Pizza Hut	2,321	09/19	64,802	27.92
Wal-Mart	157,793	09/22	1,426,449	9.04
Pick 'N Save	53,460	12/22	416,988	7.80

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Maytag Corp. Distribution Center, Iowa City, Iowa

On January 6, 2005, we purchased a freestanding distribution center building, containing 750,000 of gross leasable square feet. The building is located at 720 Alexander Way in Iowa City, Iowa.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $23,159,500. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $31 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Maytag Corporation, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis over the next ten years.
Base Rent
	Approximate		Per Square	Estimated
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Maytag Corp. Distribution Center	750,000	100	2.30	12/04	10/14

For federal income tax purposes, the depreciable basis in this property is approximately $17,625,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Fairgrounds Plaza, Middletown, New York

On January 5, 2005, we purchased a portion of a redeveloped shopping center which is known as Fairgrounds Plaza, which will contain 98,021 of gross leasable square feet (which includes 11,791 of ground lease space) when completed. The portion we purchased contains 66,254 of gross leasable square feet. The remaining 31,767 of gross leasable square feet (including the ground lease space) is expected to be completed by spring 2005, at which time we anticipate purchasing the remaining square feet. The center is located at 330 Route 211 East in Middletown, New York.

We purchased this property from an unaffiliated third party. Our acquisition cost for this portion of the property was approximately $22,250,000. The total acquisition cost for the remaining portion of the shopping center is expected to be approximately $5,198,000. These amounts may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost for this portion of the property was approximately $336 per square foot of leasable space.

We purchased this property with our own funds and by assuming the existing mortgage debt on the property. The outstanding balance on the mortgage debt at the date of acquisition was $15,982,000. The loan requires monthly principal and interest payments at an annual fixed rate of 5.69% and matures February 2013.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Super Stop & Shop, leases more than 10% of the total gross leasable area of the portion of the property we purchased. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate	% of	Per Square
	GLA Leased	GLA We	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	Purchased	Annum ($)	Beginning	To

Super Stop & Shop	59,970	91	28.51	01/03	01/28

For federal income tax purposes, the depreciable basis in the portion of the property we purchased will be approximately $16,688,000. The depreciable basis in the entire property will be approximately $20,586,000 once we purchase the remaining portion. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The portion of Fairgrounds Plaza that we have purchased commenced redevelopment construction during 2002 and was completed in 2004. As of January 1, 2005, the portion of the property we purchased was 100% leased with a total 66,254 square feet leased to three tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

First Union Bank	2,284	09/08	38,828	17.00
Majestic Carpet	4,000	12/14	54,000	13.50
Super Stop & Shop	59,970	01/28	1,710,000	28.51

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Stanley Works Office Building, Westerville, Ohio

We anticipate purchasing a newly constructed freestanding office/warehouse center leased to Stanley Works, containing 72,500 gross leasable square feet. The center is located at 505 Cleveland Avenue in Westerville, Ohio.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $10,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $138 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Stanley Works, will lease 100% of the total gross leasable area of the property. The lease term will be determined in accordance with the tenant's commencement date. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square	Estimated
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Stanley Works	72,500	100	9.66	01/05	12/15

For federal income tax purposes, the depreciable basis in this property will be approximately $7,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offerings as of January 6, 2005:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	218,848,771	2,188,407,726	229,455,911	1,958,951,815

Our second offering dated December 21, 2004	-	-	-	-

Shares sold pursuant to our distribution reinvestment program	3,718,355	35,324,368	-	35,324,368

Shares repurchased pursuant to our share repurchase program	(20,840)	(192,767)	-	(192,767)

	222,566,286	2,223,739,327	229,455,911	1,994,283,416

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.